Exhibit 99.1

ASX/Media Release

IMMUTEP ANNOUNCES SECOND JAPANESE PATENT GRANT FOR

LAG-3 ANTAGONIST ANTIBODY LAG525

SYDNEY, AUSTRALIA – 18 March 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), is pleased to announce the grant of patent no. 7030750 entitled “Antibody molecules to LAG-3 and uses thereof” by the Japanese Patent Office.

This new Japanese patent was filed as a divisional application and follows the grant of the parent Japanese patent announced in 2019. Corresponding patents in this family have been granted in other territories including Australia, China, Europe and the United States, as announced in 2018 through 2021.

The claims of the patent are directed to pharmaceutical compositions for use in the treatment of cancer, where the composition comprises LAG525 in a specific dose and for use in a defined treatment regimen. The compositions may also be administered in combination with a second agent such as an anti-PD-1 antibody, an anti-PD-L1 antibody or a chemotherapeutic agent.

The patent is co-owned by Novartis AG and Immutep S.A.S., and will expire on 13 March 2035.

LAG525 (INN: leramilimab) is a humanised form of Immutep’s IMP701 antibody, the rights to which are fully out-licensed to Novartis.

About IMP701 and LAG525

IMP701 is a therapeutic antagonist antibody originally developed by Immutep S.A. (now Immutep S.A.S.) to target LAG-3. This antibody plays a role in controlling the signalling pathways in both effector T cells and regulatory T cells (Treg). The antibody works by activating effector T cells by blocking inhibitory signals that would otherwise switch them off, and also by inhibiting Treg function that normally prevents T cells from responding to antigen stimulation. The antibody therefore removes two brakes that prevent the immune system from killing cancer cells. In contrast, some other antagonist LAG-3 antibodies in development target only the effector T cell pathway and don’t address the Treg pathway.

LAG525, a humanised form of IMP701, is being evaluated by Novartis in Phase I and Phase II clinical trials for the treatment of cancer. Novartis has full responsibility for the continued development of the antibody program and Immutep is eligible to receive development-based milestone payments and royalties on sales following commercialisation of the antibody.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889